UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

NIMBLE STORAGE, INC.

(Name of Subject Company)

NIMBLE STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gordon K. Davidson, Esq. Lynda M. Twomey, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. Vice President, General Counsel and Secretary Nimble Storage, Inc. 211 River Oaks Parkway San Jose, California 95134 (408) 432-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017 by Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), in connection with the tender offer by Nebraska Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Hewlett Packard Enterprise Company (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Nimble Storage common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 6, 2017, by and among Nimble Storage, Parent and Merger Sub and the Offer to Purchase, dated March 17, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub with the SEC on March 17, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Annual and Quarterly Reports” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On March 21, 2017, Dennis Huston, a purported stockholder of Nimble Storage, filed a putative securities class action complaint in the United States District Court for the Northern District of California against Nimble Storage and the individual members of the Board, captioned Huston v. Nimble Storage Inc., et. al., Case No. 3:17-cv-1533 (the “Huston Complaint”). On March 22, 2017, Paul Parshall, a purported stockholder of Nimble Storage, filed a putative securities class action complaint in the United States District Court for the Northern District of California against Nimble Storage, Parent, Merger Sub and the individual members of the Board, captioned Parshall v. Nimble Storage Inc., et. al., Case No. 3:17-cv-01538 (the “Parshall Complaint,” and together with the Huston Complaint, the “Securities Complaints”). The Securities Complaints each assert that Nimble Storage and certain of its directors violated sections 14(e), 14(d)(4), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Securities Complaints allege that the Schedule 14D-9 fails to disclose information concerning the background of the process and events leading up to the proposed transaction, the potential conflicts of interest of Nimble Storage’s officers and directors, as well as its financial advisor and the timing and nature of communications, if any, regarding future employment of Nimble Storage’s officers and directors. The Parshall Complaint also alleges that the Schedule 14D-9 omits certain information regarding the financial projections and financial analyses by Nimble Storage’s financial advisor in support of its fairness opinion and among other things, that the Merger Consideration and Offer Price are inadequate and that certain “deal protection devices” contained in the Merger Agreement have “locked up” the Transactions and precluded the entry of other bidders. The Huston Complaint seeks, among other things, (i) a declaration that the Schedule 14D-9 is materially false and misleading, (ii) to enjoin the Offer, (iii) in the event that the Transactions are consummated prior to a final judgment, a rescission thereof or an award of rescissory damages, (iv) money damages and (v) an award of attorneys’ fees and experts’ fees. The Parshall Complaint seeks, among other things, (i) to enjoin the Transactions, (ii) in the event that the Transactions are consummated, a rescission thereof or an award of rescissory damages, (iii) direction to the members of the Board to file a Schedule 14D-9 correcting the alleged misstatements and omissions, (iv) a declaration that the defendants violated sections 14(e), 14(d)(4) and 20(a) of the Exchange Act and (v) an award of attorneys’ fees and experts’ fees.”

The foregoing description is qualified in its entirety by reference to the Huston Complaint and the Parshall Complant, which are attached as Exhibits (a)(5)(I) and (a)(5)(J), respectively, to this Amendment No. 1.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(I)*	Class Action Complaint as filed March 21, 2017 (Huston v. Nimble Storage Inc., et. al., Case No. 3:17-cv-1533).

(a)(5)(J)*	Class Action Complaint as filed March 22, 2017 (Parshall v. Nimble Storage Inc., et. al., Case No. 3:17-cv-01538).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE STORAGE, INC.

Date: March 23, 2017	By:	/s/ Anup Singh
Anup Singh Chief Financial Officer